

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 26, 2008

Steven J. Borick
Chairman, Chief Executive Officer and President
Superior Industries International, Inc.
7800 Woodley Avenue
Van Nuys, CA 91406

Re: **Superior Industries International, Inc.**
Form 10-K for the fiscal year ended December 30, 2007
Filed March 31, 2008
Definitive Proxy Statement on Schedule 14A
Filed April 28, 2008
File No. 001-06615

Dear Mr. Borick:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                    Sincerely,

                                    Susan Block
                                    Attorney-Advisor